Exhibit 99.1

November 13, 2025

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by Scinai Immunotherapeutics Ltd. on Form 6-K dated November 13, 2025 (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 16F of Form 20-F of Scinai Immunotherapeutics Ltd. We agree with the statements concerning our Firm contained therein.

Very truly yours,

s/ Kesselman & Kesselman Kesselman & Kesselman

Certified Public Accountants (Isr.)

A member firm of PricewaterhouseCoopers International Limited

Tel Aviv, Israel

November 13, 2025